Filing under Rule 433

Registration No. 333-258792-01

March 2, 2023

NORTHWEST NATURAL GAS COMPANY

Secured Medium-Term Notes, Series B

(A Series of First Mortgage Bonds)

and

Unsecured Medium-Term Notes, Series B

Due from One Year to 30 Years from Date of Issue

CUSIP No.: 66765R CL8

Secured  ☒    Unsecured  ☐

Principal amount: $100,000,000

Issue price: 99.780%

Net proceeds to Company: $99,155,000

Repayable at the option of holder:
Yes  ☐    No  ☒

Repayment date: Not applicable

Repayment price: Not applicable

Election period: Not applicable

Selling agents: RBC Capital Markets, LLC

                         U.S.  Bancorp Investments, Inc.

Type of transaction: Agent

RBC Capital Markets, LLC, as to $40,000,000

principal amount of the Notes

U.S. Bancorp Investments, Inc., as to $60,000,000

principal amount of the Notes

Stated interest rate: 5.75%

Maturity date: March 15, 2033

Settlement date: March 8, 2023

Interest payment dates: March 15 and September 15, commencing September 15, 2023

Regular record dates: February 28 and August 31

Redeemable: Yes ☒    No  ☐

In whole  ☐

In whole or in part  ☒

Fixed redemption price: Yes ☒    No  ☐

Initial redemption date: December 15, 2032 (Initial Redemption Date)

Initial redemption price: 100.00%

Reduction percentage: Not applicable

Redemption limitation date: Not applicable

Make-whole redemption price: Yes ☒*        No  ☐

*Through December 14, 2032, at par thereafter

Make-whole spread: 25 basis points

T+4 Delivery: It is expected that delivery of the Notes will be made on or about the date specified above in Settlement date, which will be the fourth business day (T+4) following the date hereof. Under Rule 15c6-1 under the Securities Exchange Act of 1934 (Exchange Act), trades in the secondary market generally are required to settle in two business days (T+2), unless the parties to any such trade expressly agree otherwise. Accordingly, the purchasers who wish to trade the Notes on the date hereof and the next business day will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes on the date hereof and the next business day should consult their own advisors.

Northwest Natural Gas Company (NW Natural) has filed a registration statement (including a prospectus), a prospectus supplement and preliminary pricing supplement with the Securities and Exchange Commission (SEC), for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and the preliminary pricing supplement for the offering and the other documents NW Natural has filed with the SEC for more complete information about NW Natural and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies of these documents may be obtained by calling RBC Capital Markets, LLC toll-free at 1-866-375-6829 or U.S. Bancorp Investments, Inc. toll-free at 1-877-558-2607.

When used in this pricing supplement, “NW Natural,” “the Company,” “we,” “us” and “our” refer to Northwest Natural Gas Company and its subsidiaries.

Additional Description of the Notes

The following subsection replaces in its entirety the section entitled “Description of the Secured Notes—Redemption—Optional Redemption at Make-Whole Redemption Price” in the prospectus supplement relating to the Notes.

Optional Redemption at Make-Whole Redemption Price

Prior to the Initial Redemption Date (three months prior to the maturity date of the Notes), the Company may redeem the Notes at its option, in whole or in part, on not less than 30 days’ notice prior to the date fixed for redemption, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1)

(a) the sum of the present values of the remaining scheduled payments of principal of the Notes to be redeemed and interest thereon discounted to the redemption date (assuming the Notes matured on the Initial Redemption Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 25 basis points less (b) interest accrued to the redemption date, and

(2)	100% of the principal amount of the Notes to be redeemed,

plus, in either case, accrued and unpaid interest thereon to, but not including, the redemption date.

On or after the Initial Redemption Date, the Company may redeem the Notes, in whole or in part, on not less than 30 days’ notice prior to the date fixed for redemption, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest thereon to, but not including, the redemption date.

If, at the time notice of redemption is given, the redemption monies are not held by the Mortgage Trustee, the redemption may be made subject to receipt of such monies before the date fixed for redemption, and such notice shall be of no effect unless such monies are so received.

For purposes of the provisions relating to the optional redemption of the Notes, the following definitions shall apply:

“Business Day” means any day other than a Saturday or a Sunday or a day on which banking institutions in The City of New York are authorized or required by law or executive order to remain closed or a day on which the corporate trust office of the Mortgage Trustee is closed for business.

“Treasury Rate” means, with respect to any redemption date, the yield determined by the Company in accordance with the following two paragraphs.

The Treasury Rate shall be determined by the Company after 4:15 p.m., New York City time (or after such time as yields on U.S. government securities are posted daily by the Board of Governors of the Federal Reserve System), on the third Business Day preceding the redemption date based upon the yield or yields for the most recent day that appear after such time on such day in the most recent statistical release published by the Board of Governors of the Federal Reserve System designated as “Selected Interest Rates (Daily)—H.15” (or any successor designation or publication) (H.15) under the caption “U.S. government securities—Treasury constant maturities—Nominal” (or any successor caption or heading) (H.15 TCM). In determining the Treasury Rate, the Company shall select, as applicable:

(1)	the yield for the Treasury constant maturity on H.15 exactly equal to the period from the redemption date to the Initial Redemption Date (Remaining Life); or

(2)

if there is no such Treasury constant maturity on H.15 exactly equal to the Remaining Life, the two yields—one yield corresponding to the Treasury constant maturity on H.15 immediately shorter than and one yield corresponding to the Treasury constant maturity on H.15 immediately longer than the Remaining Life—and shall interpolate to the Initial Redemption Date on a straight-line basis (using the actual number of days) using such yields and rounding the result to three decimal places; or

(3)	if there is no such Treasury constant maturity on H.15 shorter than or longer than the Remaining Life, the yield for the single Treasury constant maturity on H.15 closest to the Remaining Life.

For purposes of this paragraph, the applicable Treasury constant maturity or maturities on H.15 shall be deemed to have a maturity date equal to the relevant number of months or years, as applicable, of such Treasury constant maturity from the redemption date.

If on the third Business Day preceding the redemption date H.15 TCM is no longer published, or, if published, no longer contains the yields for nominal Treasury constant maturities, the Company shall calculate the Treasury Rate based on the rate per annum equal to the semi-annual equivalent yield to maturity at 11:00 a.m., New York City time, on the second Business Day preceding such redemption date as follows:

(1)

the Company shall select (a) the United States Treasury security maturing on the Initial Redemption Date, subject to clause (3) below, or (b) if there is no United States Treasury security maturing on the Initial Redemption Date, then the United States Treasury security with the maturity date that is closest to the Initial Redemption Date, subject to clauses (2) and (3) below, as applicable; or

(2)

if there is no United States Treasury security described in clause (1), but there are two or more United States Treasury securities with maturity dates equally distant from the Initial Redemption Date, one or more with maturity dates preceding the Initial Redemption Date and one or more with maturity dates following the Initial Redemption Date, the Company shall select the United States Treasury security with a maturity date preceding and closest to the Initial Redemption Date, subject to clause (3) below; or

(3)

if there are two or more United States Treasury securities meeting the criteria of the preceding clauses (1) or (2), the Company shall select from among these two or more United States Treasury securities the United States Treasury security that is trading closest to par based upon the average of the bid and asked prices for such United States Treasury securities at 11:00 a.m., New York City time.

In determining the Treasury Rate in accordance with the terms of this paragraph, the semi-annual yield to maturity of the applicable United States Treasury security shall be based upon the average of the bid and asked prices of such United States Treasury security (expressed as a percentage of principal amount and rounded to three decimal places) at 11:00 a.m., New York City time.

The Company’s actions and determinations in determining the redemption price shall be conclusive and binding for all purposes, absent manifest error.

Additional Plan of Distribution Information

No Public Offering Outside of the United States

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the Notes offered by this pricing supplement and the accompanying prospectus supplement and prospectus in any jurisdiction where action for that purpose is required. The Notes offered by this pricing supplement and the accompanying prospectus supplement and prospectus may not be offered or sold, directly or indirectly, nor may this pricing supplement and the accompanying prospectus supplement and prospectus or any other offering material or advertisements in connection with the offer and sale of any such Notes be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this pricing supplement and the accompanying prospectus supplement and prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this pricing supplement and the accompanying prospectus supplement and prospectus. This pricing supplement and the accompanying prospectus supplement and prospectus do not constitute an offer to sell or a solicitation of an offer to buy any Notes offered by this pricing supplement and the accompanying prospectus supplement and prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Notice to Prospective Investors in Canada

The Notes may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the Notes must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this pricing supplement or the accompanying prospectus and prospectus supplement (including any amendment thereto) contain a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the agents are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to Prospective Investors in the European Economic Area

Each underwriter has represented and agreed that it has not offered, sold or otherwise made available and will not offer, sell or otherwise make available any Notes which are the subject of the offering contemplated by this pricing supplement and the accompanying prospectus supplement and prospectus in relation thereto to any retail investor in the European Economic Area (EEA). For these purposes, (i) a retail investor means a person who is one (or more) of: (a) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, MiFID II); (b) a customer within the meaning of Directive (EU) 2016/97 (as amended, Insurance Distribution Directive), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (c) not a qualified investor as defined in Regulation (EU) 2017/1129 (as amended, EU Prospectus Regulation); and (ii) the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe for the Notes. Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, EU PRIIPs Regulation) for offering or selling the Notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the EU PRIIPs Regulation. This pricing supplement and the accompanying prospectus supplement and prospectus have been prepared on the basis that any offer of Notes in any Member State of the EEA will be made pursuant to an exemption under the EU Prospectus Regulation from the requirement to publish a prospectus for offers of Notes. This pricing supplement and the accompanying prospectus supplement and prospectus are not a prospectus for the purposes of the EU Prospectus Regulation.

Notice to Prospective Investors in the United Kingdom

Each underwriter has represented and agreed that it has not offered, sold or otherwise made available and will not offer, sell or otherwise make available any Notes which are the subject of the offering contemplated by this pricing supplement and the accompanying prospectus supplement and prospectus in relation thereto to any retail investor in the United Kingdom (UK). For these purposes, (i) a retail investor means a person who is one (or more) of: (a) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law in the United Kingdom by virtue of the European Union (Withdrawal) Act 2018 (as amended, EUWA); (b) a customer within the meaning of the provisions of the Financial Services and Markets Act 2000 (as amended, FSMA) and any rules or regulations made under the FSMA to implement the Insurance Distribution Directive where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law in the United Kingdom by virtue of the EUWA; or (c) not a qualified investor as defined in Article 2 of Regulation (EU) 2017/ 1129 as it forms part of domestic law in the UK by virtue of the EUWA (as amended, UK Prospectus Regulation); and (ii) the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe for the Notes. Consequently, no key information document by Regulation (EU) No 1286/2014 as it forms part of domestic law in the UK by virtue of the EUWA (as amended, UK PRIIPs Regulation) for offering or selling the Notes or otherwise making them available to retail investors in the UK has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation. This pricing supplement and the accompanying prospectus supplement and prospectus have been prepared on the basis that any offer of Notes in the UK will be made pursuant to an exemption under the UK Prospectus Regulation from the requirement to publish a prospectus for offers of Notes. This pricing supplement and the accompanying prospectus supplement and prospectus are not a prospectus for the purposes of the UK Prospectus Regulation.

In the UK, this pricing supplement and the accompanying prospectus supplement and prospectus are only being distributed to and are only directed at persons who are qualified investors under the UK Prospectus Regulation and (1) who fall within Article 19(5) (investment professionals) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, Order) or (2) who fall within Article 49(2)(a) to (d) (High net worth companies, unincorporated associations etc.) of the Order or (3) who are persons to whom it may otherwise be lawfully communicated in accordance with the Order (all such persons together being referred to as “relevant persons”). This pricing supplement and the accompanying prospectus supplement and prospectus must not be acted on or relied on in the UK by persons who are not relevant persons. In the UK, any investment or investment activity to which this pricing supplement and the accompanying prospectus supplement and prospectus relate is only available to, and will be engaged in with, relevant persons.

Each underwriter has represented and agreed that:

•

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the Notes in circumstances in which Section 21(1) of the FSMA does not apply to us; and

•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the UK.

Notice to Prospective Investors in Switzerland

The Notes may not be publicly offered, directly or indirectly, in Switzerland within the meaning of the Swiss Financial Services Act (FinSA) and no application has or will be made to admit the Notes to trading on any trading venue (exchange or multilateral trading facility) in Switzerland. Neither this pricing supplement, the accompanying prospectus supplement, the accompanying prospectus nor any other offering or marketing material relating to the Notes constitutes a prospectus pursuant to the FinSA, and neither this pricing supplement, the accompanying prospectus supplement, the accompanying prospectus nor any other offering or marketing material relating to the Notes may be publicly distributed or otherwise made publicly available in Switzerland.

Notice to Prospective Investors in Japan

The Notes have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (FIEA) and each of the underwriters and each of their affiliates has represented and agreed that it has not offered or sold and it will not offer or sell any Notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan, or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with the FIEA and any other applicable laws, regulations, and ministerial guidelines of Japan. As used in this paragraph, “resident of Japan” means a natural person having his/her place of domicile or residence in Japan, or a legal person having its main office in Japan. A branch, agency or other office in Japan of a non-resident, irrespective of whether it is legally authorized to represent its principal or not, shall be deemed to be a resident of Japan even if its main office is in any other country than Japan.

If an offeree does not fall under a “qualified institutional investor” (tekikaku kikan toshika), as defined in Article 10, Paragraph 1 of the Cabinet Office Ordinance Concerning Definition provided in Article 2 of the Financial Instruments and Exchange Law (Qualified Institutional Investor), the Notes will be offered in Japan by a private placement to small number of investors (shoninzu muke kanyu), as provided under Article 23-13, Paragraph 4 of the FIEA, and accordingly, the filing of a securities registration statement for a public offering pursuant to Article 4, Paragraph 1 of the FIEA has not been made. Such offeree or purchaser of the Notes is prohibited from transferring the Notes except in the case of a transfer of such Notes in whole to a single transferee. Further, any such transferee is also prohibited from transferring the Notes except in the case of a transfer of such Notes in whole to a single transferee. If an offeree falls under the Qualified Institutional Investor, the Notes will be offered in Japan by a private placement to the Qualified Institutional Investors (tekikaku kikan toshokamuke kanyu), as provided under Article 23-13, Paragraph 1 of the FIEA, and accordingly, the filing of a securities registration statement for a public offering pursuant to Article 4, Paragraph 1 of the FIEA has not been made. Such offeree who subscribes the Notes (QII Notes) or purchaser of the QII Notes will be prohibited from transferring its QII Notes other than to another Qualified Institutional Investor. Furthermore, any such transferee of the QII Notes will also be prohibited from transferring its QII Notes other than to another Qualified Institutional Investor.

Notice to Prospective Investors in Taiwan

The Notes have not been and will not be registered with the Financial Supervisory Commission of Taiwan and/or any other regulatory authority of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and Exchange Act of Taiwan or relevant laws and regulations that require a registration, filing or approval of the Financial Supervisory Commission of Taiwan and/or any other regulatory authority of Taiwan. No person or entity in Taiwan has been authorized to offer or sell the Notes in Taiwan through a public offering or in any offering that requires registration, filing or approval of the Financial Supervisory Commission of Taiwan except pursuant to the applicable laws and regulations of Taiwan and the competent authority’s rulings thereunder.